Exhibit 99.1

I-Mab Announces Receipt Of Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

ROCKVILLE, MD, March 21, 2025 (GLOBE NEWSWIRE)- I-Mab (NASDAQ: IMAB) (“I-Mab” or the “Company”), announced today that on March 19, 2025 it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the $1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the period from February 3, 2025 to March 18, 2025, the Company has not met the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on the Nasdaq Global Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

The Notice states that under Listing Rule 5810(c)(3)(A) the Company is provided with a period of 180 calendar days, or until September 15, 2025, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s ADSs must meet or exceed $1.00 per ADS for at least ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period. In the event the Company does not regain compliance by September 15, 2025, the Company may be eligible for an additional 180 calendar day period to regain compliance or may face delisting.

The Company intends to continue to monitor the closing bid price of its ADSs between now and September 15, 2025. The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with the Minimum Bid Requirement, there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements. If it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company fully intends to resolve the deficiency and regain compliance with the Listing Rules.

About I-Mab

I-Mab (NASDAQ: IMAB) is a US-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s intention to resolve the deficiency and regain compliance with the Nasdaq Listing Rules. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

IR@imabbio.com